               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                    (Amendment No. 2)<F1>

                 Lexington B & L Financial Corp.
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                          529017 10 5
                         (CUSIP Number)

                         Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 986-4900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          May 15, 1997
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box / /.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)
_________________________
<F1>
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 10 Pages

CUSIP No. 529017 10 5
_________________________________________________________________
1.   Name of Reporting Person                Jerome H. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                             98,200*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                             98,200*<F2>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  98,200*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                            8.62%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
*    See Items 5(a) and 5(b) of this Statement.






                       Page 2 of 10 Pages

CUSIP No. 529017 10 5
_________________________________________________________________
1.   Name of Reporting Person                Susan B. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                             98,200*<F3>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                             98,200*<F3>
________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  98,200*<F3>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                            8.62%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F3>
*    See Items 5(a) and 5(b) of this Statement.






                       Page 3 of 10 Pages

          The Statement on Schedule 13D (the "Statement") of Jerome H. Davis, with respect to the Common Stock, par value $.01 per share ("Common Stock") of Lexington B & L Financial Corp., a Missouri corporation ("Lexington"), is hereby amended as set forth below.

         Item 4 of the Statement is hereby supplemented by the addition of the following:

          "After reviewing Lexington's recent press release regarding its March quarterly results, Mr. Davis wrote to Lexington's Board of Directors to convey his continued concerns regarding Lexington's poor financial performance and reiterate his recommendations for enhancing shareholder value. A copy of Mr. Davis' May 15, 1997 letter to Lexington's Board of Directors which contains his comments, is attached hereto as Exhibit No. 3.

          In his letter, Mr. Davis shares the following comments regarding Lexington's March, 1997 quarterly results:

               1) High Expenses. Lexington's expense to asset ratio of 2.28% has increased for the third straight quarter.

               2)   Efficiency Ratio.  Its efficiency ratio of
57% is at the highest level in the past four quarters.

               3)  Low earnings.  Based on earnings of only
$151,000 for the recent quarter, the Common Stock trades at a high PE ratio of 27.6. These low earnings will not provide any stimulus for improving the price of the Common Stock, and may even lead to a measurable price decline. Moreover, Lexington's low earnings have decline for the third straight quarter - from $216,000 (approx., before the SAIF charge ) for the September, 1996 quarter, to $205,000 for the December, 1996 quarter, to its current level of $151,000.

               4) Expenses and Net Interest Income. The ratio of expenses to net interest income has declined for the third straight quarter - currently at 1.63%, which is down from 2.17% at 12/31/96 and 2.52% at 9/30/96. Mr. Davis comments that if expenses must rise due to increases in employee salary and benefits, it would be appropriate to see an offsetting increase in net interest income.








                       Page 4 of 10 Pages

          In light of the above, Mr. Davis has strong reservations about supporting the current direction of Lexington. Before or instead of making any acquisitions (i.e., Lafayette Bancshares), Lexington should improve its current situation by taking steps such as trimming costs, growing earnings, lowering capital through generous dividends and developing ROE, to name a few. Mr. Davis believes that the desired goals of achieving growth and rewarding shareholders favor Lexington merging with a larger financial institution.

          Mr. Davis concludes his letter by stating his position that Lexington should declare a generous regular dividend and special dividend, as he has previously advised, and pursue reacquiring shares of Common Stock.

          Mr. Davis plans to engage in further communications and discussions with Lexington's Board of Directors, and management regarding the matters discussed in his letter.

          Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors.

          The disposition of Common Stock, as set forth on Schedule A hereto, reflects investment decisions consistent with the purpose for which such shares of Common Stock were required."

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The information set forth in Paragraphs (a) and (b) of
Item 5 is hereby amended and restated in its entirety to read as follows:

          "(a) The aggregate number of shares of Common Stock deemed to be beneficially owned by Mr. and Mrs. Davis for the purposes of this Statement is 98,200 shares, representing 8.62 percent of the outstanding shares of Common Stock based on 1,138,500 shares of Common Stock disclosed by Lexington as outstanding on May 19, 1997. All such shares are held in the name of Mr. and Mrs. Davis.

          (b)  Subject to the matters referred to in paragraph
(a) hereof, Mr and Mrs. Davis have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 98,200 shares of Common Stock jointly owned by them."


                       Page 5 of 10 Pages

          B. Paragraph (c) of Item 5 of the Statement is hereby supplemented by the addition of the following:

          "Mr. Davis directed the sale of 8,500 shares of Common Stock jointly owned by him and Mrs. Davis, and Mrs. Davis sold 15,000 shares of Common Stock owned by her. A description of all transactions in the shares of Common Stock which have been effected by Mr. and Mrs. Davis since February 4, 1997 (the date of Mr. and Mrs. Davis' prior amendment to the Statement) is set forth in Schedule A attached hereto and is incorporated herein by reference."

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          The information set forth in Item 7 of the Statement is hereby supplemented by the addition of the following:

          "3. Letter dated May 15, 1997 from Jerome H. Davis to the Board of Directors of Lexington B & L Financial Corp."

































                       Page 6 of 10 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    5/20/97        Jerome H. Davis
                     Date           (Signature)

                    5/20/97        Susan B. Davis
                     Date           (Signature)








































                       Page 7 of 10 Pages

                           Schedule A
          Information with Respect to Transactions in the
          Common Stock of Lexington B & L Financial Corp.
               by Jerome H. Davis and Susan B. Davis
Date of         No. of Shrs    Price Per Shr    Where    How
Transa-         Purchased      (excl. commis-   Trans-   Trans-
tion            (Sold)         sions)           acted    acted

Susan B. and
Jerome H. Davis:

1.  3/18/97      (8,500)       $15.16           OTC      **<F4>

Susan B. Davis:

2.  5/16/97     (15,000)        14.625          OTC      **<F4>




















________________________________

<F4>
**   Transaction effected in the over-the-counter market ("OTC")
through a standard brokerage account maintained by Mr. and/or
Mrs. Davis.
</FN


                        Page 8 of 10 Pages